Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CI Financial Corp. (the “Company”) 2 Queen Street East Twentieth Floor Toronto, Ontario M5C 3G7
Item 2.	Date of Material Change
April 11, 2021
Item 3.	News Release

The Company issued a news release on April 12, 2021, through the newswire services of Business Wire. A copy of the news release is attached as Schedule “A” hereto and is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

The Board of Directors announced the appointment of Amit Muni as Chief Financial Officer of the Company, effective no later than May 31, 2021. He is replacing Douglas J. Jamieson who announced in November 2020 that he would resign as Chief Financial Officer and agreed to remain in his current position until an orderly transaction of his responsibilities is completed.

Item 5.	Full Description of Material Change
A full description of the material change is provided in the news release attached as Schedule “A”.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The material change report is not being filed on a confidential basis.
Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer
The following senior officer of the Company is knowledgeable about the material change described in this report: Edward Kelterborn, Chief Legal Officer 416-681-8170

Item 9.	Date of Report
April 12, 2021

SCHEDULE “A”

PRESS RELEASE

CI Financial Announces New Chief Financial Officer

Amit Muni’s extensive experience includes 13 years as a public company CFO

TORONTO (April 12, 2021) – CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced the appointment of Amit Muni as Executive Vice-President and Chief Financial Officer. Reporting to Chief Executive Officer Kurt MacAlpine, Mr. Muni will oversee the company’s global finance operations and investor relations teams. His appointment will be effective no later than May 31, 2021.

“Amit is a proven global CFO with an impressive track record of driving growth and delivering results,” said Mr. MacAlpine. “I had the pleasure of working with him for four years and I’m confident that he will have a positive impact on the successful execution of our strategic priorities. I’m thrilled to welcome him to the team.”

Mr. Muni’s 28 years of professional experience includes 13 years as a public company CFO, and he has a deep understanding of all facets of the role, including finance, accounting, reporting, investor relations, capital management, and mergers and acquisitions.

He joins CI from WisdomTree Investments, Inc., a publicly traded exchange-traded fund sponsor and asset manager, where he has served as Executive Vice President and CFO since 2008. Prior to WisdomTree, Mr. Muni served as Chief Accounting Officer of International Securities Exchange Holdings, Inc. (“ISE”), one of the world’s leading electronic options exchanges, where he led ISE’s successful public offering in 2005. He also previously worked at PwC LLP, where he performed audit and business advisory services for multinational and mid-sized broker-dealers. He is a Certified Public Accountant and a graduate of Pace University in New York.

“CI is undertaking a dramatic transformation of its business, including creating a fast-growing North American wealth management platform, and I’m very excited to be part of it,” Mr. Muni said. “CI has become a pacesetter in our rapidly changing industry and I look forward to working with Kurt and his team to build on this momentum.”

As previously announced, CI’s current CFO, Douglas Jamieson, has agreed to remain at CI until his responsibilities have been transitioned to the new CFO.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments, the successful transition of the CFO role, and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts:

CI Financial

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media Relations

Canada

Murray Oxby

Vice-President, Corporate Communications

416-681-3254

moxby@ci.com

United States

Trevor Davis, Gregory FCA for CI Financial

443-248-0359

cifinancial@gregoryfca.com